FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Performance Investment Plan	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Pursuant to the long-term incentive plan of shares of TELEFÓNICA, S.A., for Telefónica Group Directors (including Executive Directors), approved by the Annual General Shareholders Meeting on May 18, 2011, - called Performance & Investment Plan (“PIP”)- the Board of Directors of TELEFÓNICA, S.A. resolved, preceded by the relevant favorable report of the Nominating, Compensation and Corporate Governance Committee, with regard to the Third Cycle (2013-2016) of the PIP, and in relation to members of the Executive Committee (including Executive Directors), the amount of theoretical shares to be assigned, and the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement established on the Plan and of maximum achievement of the Total Shareholder Return – hereafter, the “TSR” (*) - objective to this third cycle.

It is stated that the calculation of the shares value has been determined maintaining a similar total number of shares than in the previous cycle.

It is attached as Schedule I, the detail of such information for each of the Executive Directors and other members of the Executive Committee of the Company, to whom had been assigned.

Madrid, November 14th, 2013

(*) The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the TSR of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index.For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

SCHEDULE I

List of Directors and Executive Officers who are Beneficiaries of the PIP

(Third cycle 2013-2016)

First name and surname	Theoretical shares assigned	% Share Capital	Maximum Number of Shares *	% Share Capital
Mr. César Alierta Izuel	324,000	0.0001%	506,250	0.0001%
Mr. José María Álvarez-Pallete López	192,000	0.0000%	240,000	0.0001%
Ms. Eva Castillo Sanz	104,000	0.0000%	162,500	0.0000%
Mr. Santiago Fernández Valbuena	104,000	0.0000%	162,500	0.0000%
Mr. Guillermo Ansaldo Lutz	104,000	0.0000%	162,500	0.0000%
Mr. Matthew Key	104,000	0.0000%	162,500	0.0000%
Mr. Angel Vilá Boix	104,000	0.0000%	162,500	0.0000%
Mr. Ramiro Sánchez de Lerín García-Ovies	52,000	0.0000%	81,250	0.0000%
Mr. Eduardo Navarro Carvalho	52,000	0.0000%	81,250	0.0000%

*	Maximum number of shares to receive in case of fulfillment of the co-investment requirement and of maximum achievement of the TSR objective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 14th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors